Vanguard Managed Payout Growth Focus Fund
Vanguard Managed Payout Distribution Focus Fund

Supplement to the Prospectus

Reorganization of Vanguard Managed Payout Growth Focus Fund and
Vanguard Managed Payout Distribution Focus Fund Into Vanguard
Managed Payout Growth and Distribution Fund

The board of trustees of Vanguard Valley Forge Funds has approved an agreement and plan of reorganization (the Agreement) to reorganize Vanguard Managed Payout Growth Focus Fund and Vanguard Managed Payout Distribution Focus Fund into Vanguard Managed Payout Growth and Distribution Fund (collectively, the Funds).
The reorganization will consolidate the assets of the Funds in order to simplify the Managed Payout Fund* lineup. It is anticipated that the larger combined fund will, over time, achieve economies of scale and could increase the ability for shareholders to receive ongoing stable distributions based on expected market conditions.
The reorganization does not require shareholder approval, and the closing of the reorganization is expected to occur on or about January 17, 2014. Prior to the closing, a combined information statement/prospectus will be issued to shareholders of the Growth Focus Fund and the Distribution Focus Fund. The combined information statement/prospectus will describe the reorganization, provide a description of the Growth and Distribution Fund, and include a comparison of the Funds.

*U.S. Patent Nos. 8,180,695 and 8,185,464.

(over, please)

Under the Agreement, shareholders of the Growth Focus Fund and Distribution Focus Fund after the closing will receive Investor Shares of the Growth and Distribution Fund in exchange for their shares of the Growth Focus Fund and the Distribution Focus Fund. The Growth and Distribution Fund will be renamed Vanguard Managed Payout Fund after the completion of the reorganization, and the Growth Focus Fund and the Distribution Focus Fund will cease operations. It is anticipated that the reorganization will qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended.

Closed to New Accounts
Effective immediately, the Growth Focus Fund and Distribution Focus Fund are closed to new accounts, and they will stop accepting purchase requests from existing accounts shortly before the reorganization is scheduled to occur.

2013 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS 1497A 102013